Exhibit 99.1

Harney Westwood & Riegels 14th Floor, Alexandra House 18 Chater Road Central Hong Kong Tel: +852 5806 7800 Fax: +852 5806 7810

12 June 2026

068991.0001

The Nasdaq Stock Market LLC

Listing Qualifications

805 King Farm Blvd.

Rockville, Maryland 20850

United States of America

Dear Sir or Madam

Zeta Network Group, Company No 339274 (the Company)

We act as legal counsel to the Company for matters of Cayman Islands law only.

We understand from the Company’s legal counsel as to matters of United States law that:

1.	The Rule 5600 Series of the Nasdaq Stock Market Rules sets forth certain corporate governance requirements for Nasdaq-listed companies, which are listed in the Schedule attached hereto; and

2.	Nasdaq Marketplace Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), but Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

Based on the above, we can confirm that:

A.	the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands; and

The British Virgin Islands is Harneys Hong Kong office’s main jurisdiction of practice.

Jersey legal services are provided through a referral arrangement with Harneys (Jersey) which is an independently owned and controlled Jersey law firm.

Resident Partners: M Chu | Y Fan | SG Gray | IC Groark | SO Karolczuk | PM Kay | MW Kwok
WPT Lee | IN Mann | BP McCosker | R Ng | PJ Sephton

Anguilla | Bermuda | British Virgin Islands Cayman Islands | Cyprus | Dubai | Hong Kong | Jersey London | Luxembourg | Shanghai | Singapore harneys.com

B.	the Company’s practice of following the provisions of the laws of the Cayman Islands and the eighth amended and restated memorandum and articles of association of the Company adopted by special resolution passed at extraordinary general meeting of shareholders of the Company held on 8 May 2026 and effective on 4 June 2026 (the M&A) in lieu of the Nasdaq Stock Market Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands or the M&A.

For the purposes of this opinion, we have examined the Companies Act (Revised) of the Cayman Islands, the M&A, and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the United States of America or the Nasdaq Stock Market Rules and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements. We express no opinion as to matters of fact. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit and the benefit of your legal counsel (in that capacity only) in connection with the transactions contemplated by the Listing. It may be disclosed to your successors and assigns only with our prior written consent. It may not be disclosed to or relied on by any other party or for any other purpose.

Yours faithfully

Harney Westwood & Riegels

Schedule

1.	Rule 5605(b), pursuant to which (i) a majority of the board of directors must be comprised of independent directors, and (ii) the independent directors must have regularly scheduled meetings at which only independent directors are present.

2.	Rule 5605(c), pursuant to which each company must have, and certify that it has and will continue to have, an audit committee of at least three members, each of whom must meet criteria set forth in Rule 5605(c)(2)(A).

3.	Rule 5605(d), pursuant to which each company must (i) certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis, and (ii) have a compensation committee of at least two members, each of whom must be an independent director.

4.	Rule 5605(e), pursuant to which director nominees must be selected, or recommended for the board of director’s selection, either by independent directors constituting a majority of the board of director’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors.

5.	Rule 5610, pursuant to which each company shall adopt a code of conduct applicable to all directors, officers and employees.

6.	Rule 5620(a), pursuant to which each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end.

7.	Rule 5620(b), pursuant to which each company shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

8.	Rule 5620(c), pursuant to which each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

9.	Rule 5630, pursuant to which each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors.

10.	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company.

11.	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

12.	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

13.	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, which alone or together with sales by officers, directors or Substantial Shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance.

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